Exhibit (a)(66)

FOR IMMEDIATE RELEASE	Media Contacts:
July 26, 2007	Tad Hutcheson
tad.hutcheson@airtran.com
678.254.7442
Investor Contacts:
Jennifer Shotwell	Judy Graham-Weaver
Or Alan Miller	judy.graham-weaver@airtran.com
Innisfree M&A Incorporated	678.254.7448
212.750.5833
David Hirschman
david.hirschman@airtran.com
678.254.7465

AIRTRAN HOLDINGS INC., COMMENTS ON MIDWEST AIR GROUP SECOND QUARTER EARNINGS

ORLANDO, Fla. (July 26, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent of AirTran Airways, issued the following comments in response to Midwest Air Group’s (Amex: MEH) performance for the second quarter of 2007.

“Midwest lowered the bar in June when it said it would fail to meet already modest earnings projections,” said Joe Leonard, AirTran Airways chairman and chief executive. “The company’s actual results fail to meet even those diminished expectations. Midwest blames its troubles on a weak industry-wide pricing environment, yet AirTran Airways and other airlines have improved profitability in the same challenging conditions.

“Midwest management refuses to recognize that its business plan is fundamentally flawed,” Leonard said, “Midwest’s core operating profitability is deteriorating, and they irresponsibly ignore the expressed will of their shareholders. The owners of most Midwest shares support AirTran Airways’ plan to combine two proud airlines into a single, national, low-cost carrier with the ability to thrive in a fiercely competitive marketplace.”

The following shows Midwest’s declining performance in the second quarter:

•	Net Income down 45 percent to $4.9 million

•	Earnings per Share down 51 percent to 19 cents

•	Passenger Revenue per Available Seat Mile down 3 percent

•	Rising Non-Fuel Unit Costs

- more -

AirTran Airways, a Fortune 1000 company, offers passengers more than 700 affordable, daily flights to 56 destinations throughout the United States. The airline is the second-largest carrier at its hub, Hartsfield-Jackson Atlanta International Airport, and one of America’s largest low-fare airlines. With more than 8,800 friendly Crew Members and free online booking on airtran.com, AirTran Airways makes travel both pleasant and convenient. The airline flies America’s youngest all-Boeing fleet, composed of the fuel-efficient Boeing 737-700 and 717-200 aircraft. AirTran Airways was also the first to install XM Satellite Radio on a commercial aircraft and the only airline with Business Class seating on every flight. For more information, visit airtran.com.

Financial and Legal Information

This document relates, in part, to the offer (the “Offer”) by AirTran Holdings, Inc., (“AirTran”) through its wholly-owned subsidiary, Galena Acquisition Corp. (“Galena”), to exchange each issued and outstanding share of common stock and Series A Junior Participating Preferred Stock and associated rights of Midwest Air Group, Inc., a Wisconsin corporation (“Midwest”), (collectively the “Rights” and together, the “Midwest Shares”), for consideration consisting of a combination of cash and common stock, par value $0.001 per share (“AirTran Common Stock”), of AirTran having an aggregate value of $15.00 per share, comprised of $9.00 in cash and 0.5842 of a share of AirTran common stock.

The Offer currently is scheduled to expire at 12:00 Midnight, New York City time on August 10, 2007, unless extended. AirTran and Galena have expressly reserved the right, in their sole discretion, to extend the period of time during which the Offer will remain open. Any extension will be announced no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date.

This document does not constitute an offer to purchase or the solicitation of an offer to sell which is being made only pursuant to the Offer to Exchange and related Letter of Transmittal forming part of the registration statement referred to below. The information required to be disclosed by Exchange Act Rule 14d-6(d)(1) is contained in the Prospectus and is incorporated by reference. The Offer is not being made to and nor will tenders be accepted from or on behalf of holders of securities of Midwest Air Group, Inc. in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of such jurisdiction. In those jurisdictions in the United States where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of AirTran and Galena by Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC, or by one or more registered broker or dealers under the laws of such jurisdiction.

AirTran has filed a Registration Statement (No. 333-139917) with the Securities and Exchange Commission on Form S-4 relating to the AirTran common stock to be issued to holders of Midwest shares in the offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus, which is a part of the registration statement (the “Prospectus”), and the related Letter of Transmittal, which also are exhibits to the Schedule TO.

Investors and security holders are urged to read the Registration Statement, as well as any other relevant documents filed with the SEC, and any amendments or supplements to those documents, because they contain or will contain important information.

- more -

Investors and security holders may obtain a free copy of the Registration Statement, the Schedule TO, and amendments and supplements to such respective documents at http://www.sec.gov. The Registration Statement, the Schedule TO, and such other documents and amendments and supplements to such respective documents may also be obtained free of charge from AirTran by directing such request to: Richard P. Magurno, Corporate Secretary, AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827, or to the information agent for this offering: Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022.

# # #